Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

April 14, 2009

Catalyst’s recycled newsprint is now FSC-certified

Richmond, BC – Catalyst’s recycled newsprint mill in Snowflake, Arizona, has achieved Forest Stewardship Council (FSC) chain-of-custody certification. Products from this mill, which has a 347,000 tonne annual capacity, can now carry the widely recognized FSC label confirming that they were made from post-consumer sources.

“As a 100% recycled newsprint producer, Snowflake is already an environmentally preferred supplier,” said Richard Garneau, Catalyst president and chief executive officer. “FSC certification adds to that pedigree, and we’re pleased to offer products carrying this well-recognized stamp of approval to customers who value this distinction.”

FSC certification is the most widely endorsed by leading environmental groups and has strong market appeal among leading publishers, retail advertisers and printers. Catalyst’s certification became effective April 1 and was issued by the Rainforest Alliance’s Smartwood Program. Certification of this type requires that a minimum of 85 per cent of raw materials meet the FSC definition of post-consumer waste on a rolling average basis.  The raw material mix at Snowflake was found to be well above this threshold and stable relationships provide supply certainty.

Comparable FSC certification has been in place since 2006 at Catalyst’s Paper Recycling Division in Coquitlam which supplies de-inked pulp for internal use at the company’s other BC paper mills.

Recovered paper makes up 19 per cent of Catalyst’s total fibre supply and the company directs this resource to newsprint and other uses that minimize recovery losses and bleaching requirements.  Catalyst’s extensive and strategic use of recovered paper and its certified product offerings – together with significant carbon reductions, renewable energy use and manufactured carbon-neutral products – are the main foundations for the company’s reputation for environmental leadership.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual production capacity of 2.5 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713